calamos GLOBAL TOTAL RETURN FUND

2020 Calamos Court

Naperville, Illinois 60563

June 25, 2018

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4720

Attention: Ms. Lisa Larkin

Re:	Calamos Global Total Return Fund (the “Fund”)
Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2
(File Nos. 811-21547 and 333-224205)

Dear Ms. Larkin:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), the Fund respectfully requests that the effectiveness of the above-referenced pre-effective amendment to the Fund’s registration statement on Form N-2 be accelerated to 9:00 a.m. on June 27, 2018, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund also brings to your attention that pursuant to Rule 430A under the Securities Act, the form of prospectus (including the statement of additional information) filed as part of the Fund’s registration statement on Form N-2 omits certain information, including information with respect to the public offering price, discounts or commissions to dealers and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

Very truly yours,

Calamos Global Total Return Fund

By:	/s/ Curtis Holloway
Name:	Curtis Holloway
Title:	Chief Financial Officer and Treasurer